

June 2, 2014

Mr. Jerry S. Krempa
Vice President and Controller
Bemis Company, Inc.
One Neenah Center
4th Floor, P.O. Box 669
Neenah, Wisconsin 54957-0669

   Re: Bemis Company, Inc.
     Form 10-K for the Fiscal Year ended December 31, 2013
     Filed February 21, 2014
     File No. 001-05277

Dear Mr. Krempa:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Management's Discussion and Analysis, page 16

1. We note you attribute changes in various line items to multiple factors although without quantifying the amount attributable to each factor. For example, you disclose on page 19 that the sales decrease in the U.S. Packaging Business Segment resulted from "the impact of plant closings and a divestiture , partially offset by the benefit of improved sales mix" without indicating the amount attributable to each factor. Please quantify the impact of each material factor, consistent with the guidance in FRC §501.04.

2. Please disclose the extent to which decreases in revenue from year to year were attributable to changes in prices versus changes in volumes sold and describe the underlying reasons for these changes. You may refer to Item 303(a)(3)(iii) of Regulation S-K and FRC §501.12.b.4 if you require further clarification or guidance.

Jerry S. Krempa
Bemis Company, Inc.
June 2, 2014
Page 2

3.   Please clarify within your discussion how the implementation of the enterprise resource planning system impacted operating profit on the segment level.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief